======================================================================
                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                             SCHEDULE 13D

               UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT No. 2)

                   Alexander Haagen Properties, Inc.
                           (Name of Company)

                COMMON STOCK, Par Value $.01 Per Share
                    (Title of Class of Securities)

                               40443E100
                            (CUSIP Number)


                       LORENZO LORENZOTTI, ESQ.
                    PROMETHEUS WESTERN RETAIL, LLC
                  LF STRATEGIC REALTY INVESTORS L.P.
                   30 ROCKEFELLER PLAZA, 63RD FLOOR
                          NEW YORK, NY 10020
                            (212) 632-6000

                            with a copy to:

                          KEVIN GREHAN, ESQ.
                        CRAVATH, SWAINE & MOORE
                           825 EIGHTH AVENUE
                          NEW YORK, NY 10019
                            (212) 474-1490
            ----------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to
                  Receive Notices and Communications)

                            August 15, 1997
        (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the
Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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                              Page 1 of 5

                             SCHEDULE 13D



CUSIP NO. 40443E100                                   PAGE  2   OF  5  PAGES

----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

        Prometheus Western Retail, LLC
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                  (B) [x]
----------------------------------------------------------------------------
3     SEC USE ONLY
----------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                            AF
----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                      [ ]
----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
----------------------------------------------------------------------------
          NUMBER OF           7    SOLE VOTING POWER
           SHARES                    15,666,666
        BENEFICIALLY         -----------------------------------------------
        OWNED BY EACH         8    SHARED VOTING POWER
          REPORTING                  -0-
         PERSON WITH         -----------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                     15,666,666
                             -----------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                     -0-
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        15,666,666 shares of Common Stock*

      *Assuming consummation of the purchase of all shares of Common
      Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.
----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
     SHARES*
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.
----------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   OO
----------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

                             SCHEDULE 13D

CUSIP NO. 40443E100                                   PAGE  3   OF  5  PAGES

----------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      SS OR IRS IDENTIFICATION NO OF ABOVE PERSON

        LF Strategic Realty Investors L.P.
----------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (A) [ ]
                                                                  (B) [x]
----------------------------------------------------------------------------
3     SEC USE ONLY
----------------------------------------------------------------------------
4     SOURCE OF FUNDS*
                            AF, OO
----------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEMS 2(d) OR 2(E)                      [ ]
----------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
                   Delaware
----------------------------------------------------------------------------
          NUMBER OF           7    SOLE VOTING POWER
           SHARES                    15,666,666
        BENEFICIALLY         -----------------------------------------------
        OWNED BY EACH         8    SHARED VOTING POWER
          REPORTING                  -0-
         PERSON WITH         -----------------------------------------------
                              9    SOLE DISPOSITIVE POWER
                                     15,666,666
                             -----------------------------------------------
                             10    SHARED DISPOSITIVE POWER
                                     -0-
----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        15,666,666 shares of Common Stock*

      *Assuming consummation of the purchase of all shares of Common
      Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.
----------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN    [ ]
     SHARES*
----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      56.5%, based upon number of shares of Common Stock outstanding on March 31, 1997 and assuming consummation of the purchase of all shares of Common Stock to be purchased pursuant to the Stock Purchase Agreement incorporated by reference herein.
----------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON*
                   PN
----------------------------------------------------------------------------

                  *SEE INSTRUCTIONS BEFORE FILLING OUT!

          This Amendment No. 2 is filed by Prometheus
Western Retail, LLC, a Delaware limited liability company ("Prometheus"), and by LF Strategic Realty Investors L.P., a Delaware limited partnership ("LF Realty"). Capitalized terms used herein shall have the meanings ascribed thereto in the Schedule 13D, dated June 10, 1997, filed by Prometheus and LF Realty (the "Initial Schedule 13D").

          As previously reported in the Initial Schedule 13D, pursuant to a Stock Purchase Agreement, dated as of June 1, 1997, by and among Prometheus, LF Realty and Alexander Haagen Properties, Inc. ("Haagen"), subject to the terms and conditions thereof, Prometheus has agreed to purchase and Haagen has agreed to sell 15,666,666 shares of common stock, par value $0.01 per share, of Haagen (the "Common Stock"). The Initial Schedule 13D is amended as follows:


Item 5.   Interest in Securities of the Issuer

          On August 15, 1997, pursuant to the Stock Purchase Agreement, Prometheus purchased 1,000,000 shares of Common Stock (such shares, the "Purchased Shares") at a price of $15 per share at the Second Closing. In connection with the Second Closing, Prometheus and Haagen mutually agreed to waive the minimum purchase requirement set forth in Section 2.4(b) of the Stock Purchase Agreement. The aggregate purchase price paid to Haagen for the Purchased Shares was $15,000,000.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


                              PROMETHEUS WESTERN RETAIL, LLC

                              by  LF STRATEGIC REALTY INVESTORS
                                  L.P., as managing member,

                                  by  Lazard Freres Real Estate
                                      Investors L.L.C., its general
                                      partner,

                                      by \s\ Anthony E. Meyer
                                         ---------------------------
                                         Name:  Anthony E. Meyer
                                         Title: Senior Vice President


                              LF STRATEGIC REALTY INVESTORS L.P.

                              by  Lazard Freres Real Estate
                                  Investors L.L.C., its general
                                  partner,

                                  by \s\ Anthony E. Meyer
                                     ------------------------------
                                     Name:  Anthony E. Meyer
                                     Title: Senior Vice President


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